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                               December 21, 2020

       Nancy Walsh
       Chief Financial Officer
       Lumber Liquidators Holdings, Inc.
       4901 Bakers Mill Lane
       Richmond , VA 23230

                                                        Re: Lumber Liquidators
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 25,
2020
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2020
                                                            Filed November 2,
2020
                                                            File No. 001-33767

       Dear Ms. Walsh:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Note 10: Commitments and Contingencies, page 68

   1. We note that "The Company has been actively resolving various legal and other matters that have arisen in
recent years." Given the volume of ongoing and recently settled litigation, please
consider providing a roll-forward of your litigation reserves similar to the schedule required by
Rule 12-09 of Regulation S-X.
 Nancy Walsh
FirstName LastNameNancy   Walsh
Lumber Liquidators Holdings, Inc.
Comapany21,
December  NameLumber
              2020      Liquidators Holdings, Inc.
December
Page 2    21, 2020 Page 2
FirstName LastName
Form 10-Q for the Fiscal Quarter Ended September 30, 2020

Other Items
Section 301 Tariffs, page 23

2. Please quantify the actual and future expected impact of reinstated tariffs on cash flows and operations in your "Section 301 Tariffs" discussion in the MD&A Executive
         Summary. Refer to SEC Release No. 33-8350.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Gross Profit, page 27

3.       We note that gross profit increased due to lower year-over-year
Section 301 tariffs, supply
         chain efficiency, pricing initiatives, a larger mix of higher-margin manufactured product, and a lower mix of installation sales, offset by higher customer delivery costs from promotions. Please expand your discussion to quantify these factors and further explain their impact on gross profit pursuant to SEC Release No. 33-8350.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Shapiro at (202) 551-3273 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services